

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2014

Via E-mail
Michael D. Carey
Chief Executive Officer
United American Petroleum Corp.
9600 Great Hills Trail
Suite 150W
Austin, TX 78759

> **Re:** **United American Petroleum Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 31, 2014**
> **File No. 000-51465**

Dear Mr. Carey:

We have reviewed your response letter dated February 25, 2014 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C Filed January 31, 2014

Increase in Authorized Shares

Purpose for the Increase in Authorized Common Stock

1.   We note your response to prior comment two from our letter to you dated February 21, 2014 and reissue such comment in part. Please expand your proposed disclosure to:

- Indicate when the Notes were issued;
- Indicate the number of classes or series of the Notes;

- Quantify the amount of Notes issued under each class or series and the conversion terms of each;
- Indicate any limitation on the amount of shares that may be issued at one time for each series;
- Indicate the number of shares that would have been issued at the most recent practicable trading price, assuming conversion of all the Notes; and
- Identify the creditors.

<u>Security Ownership of Certain Beneficial Owners and Management</u>

2.   As these Notes appear to be immediately convertible, expand the table to reflect the ownership of the creditors if they were to convert their Notes.

<u>Closing Comments</u>

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3740, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Samuel E. Whitley